(The following is an unofficial English translation of the Report for the 72nd Fiscal Year of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

Report for the 72nd Fiscal Year
(From April 1, 2013 to March 31, 2014)

Advantest Corporation

Contents

Message to Shareholders  3

(Attachments to the Convocation Notice of the 72nd Ordinary General Meeting of Shareholders)
Business Report  4
Consolidated Balance Sheets  17
Consolidated Statements of Operations  18
Consolidated Statements of Comprehensive Income (Loss)  18
Consolidated Statements of Stockholders’ Equity  19
Notes to Consolidated Financial Statements  20
Balance Sheets (Non-Consolidated)  24
Statements of Operations (Non-Consolidated)  25
Statements of Changes in Net Assets  26
Notes to Non-Consolidated Financial Statements  28
Copy of Report of Independent Auditors (Consolidated)  31
Copy of Report of Independent Auditors  33
Copy of Audit & Supervisory Board’s  Audit Report   35

(Reference)  Memorandum to Shareholders  37

Message to Shareholders

To Our Shareholders

We are pleased to send you our Report for the 72nd Fiscal Year (from April 1, 2013 to March 31, 2014).

In this fiscal year, the semiconductor industry saw robust investment flows into advanced technologies, but a lack of strong demand for key end-products, such as PCs and smartphones, that drives semiconductor production volumes led manufacturers to continue to hold off on investing to expand their production capacities. In Advantest’s core line of semiconductor test equipment, difficult business climate prevailed as a result of significant constraints in investments since last summer, particularly in the non-memory sector.

Amid these challenging conditions, Advantest increased orders received to ¥127.4 billion (a 1.3% increase in comparison to FY2012). However, net sales decreased to ¥111.9 billion (a 15.8% decrease in comparison to FY2012).

From a profit and loss perspective, in addition to the decline in net sales, the increase in costs denominated in foreign currency due to continuing depreciation of the yen, and recording inventory valuation losses of ¥4.0 billion and impairment losses for long-lived assets of ¥13.5 billion in the third quarter, both  due to changes in the business environment, resulted in an operating loss of ¥36.4 billion, a loss before income taxes and equity in earnings of affiliated company of ¥35.5 billion, and a net loss of ¥35.5 billion.

For the upcoming fiscal year, Advantest currently expects its business environment in FY2014 to improve due to an accelerating trend by manufacturers to expand their fleets of test systems stimulated by the spread of smartphones in China and plans by several large semiconductor manufacturers to produce microscopic or three-dimensional semiconductors.

 Furthermore, this favorable business environment is expected to provide opportunities to improve net sales in the semiconductor test peripherals business and new businesses, each of which Advantest has bolstered over the last several years.

Based on this outlook, Advantest will seek higher earnings by capitalizing on growing demand and continuing to reduce costs.   For FY2014, Advantest forecasts net sales of ¥145.0 billion, operating income of ¥10.0 billion and net income of ¥7.5 billion.

With respect to the year-end dividend distribution to the shareholders, we resolved at the meeting of the Board of Directors held on May 28, 2014 to distribute a year-end dividend of ¥5 per share, with a payment date of June 3, 2014.  Since Advantest has paid an interim dividend of ¥10, the total dividend per share for the fiscal year will be ¥15 per share (a ¥5 decrease in comparison to FY2012).

We hope that we may rely on you for your continued support and guidance in the future.

June 2014

Haruo Matsuno

Representative Director,

President and CEO

(Attachments to the Convocation Notice of the 72nd Ordinary General Meeting of Shareholders)

Business Report

(April 1, 2013 through March 31, 2014)

1.	Current Conditions of the Advantest Group

(1)	Business conditions during the fiscal year

(i)	Operations and Results of Business

Overall

The world economy during Advantest’s FY2013 settled into a path of gradual recovery despite lacking robustness.  In Japan, Abenomics continued to catalyze economic rebound, while in the U.S., consumer spending and private-sector investments supported ongoing recovery. European economies continued to stagnate overall, but showed signs of future recovery.  The growth rates of emerging economies, led by China, slowed compared to prior years, but they continued to provide vital underpinning for global economic performance.

The semiconductor industry saw robust investment flows into advanced technologies, but a lack of strong demand for key end-products, such as PCs and smartphones, that drives semiconductor production volumes led manufacturers to continue to hold off on investing to expand their production capacities. In Advantest’s core line of semiconductor test equipment, difficult business climate prevailed as a result of significant constraints in investments since last summer, particularly in the non-memory sector.

Amid these challenging conditions, Advantest strove to improve profitability, resulting in expansion of orders received to ¥127.4 billion (a 1.3% increase in comparison to FY2012). However, net sales decreased to ¥111.9 billion (a 15.8% decrease in comparison to FY2012). From a profit and loss perspective, in addition to the decline in net sales, the increase in costs denominated in foreign currency due to continuing depreciation of the yen, and recording inventory valuation losses of ¥4.0 billion and impairment losses for long-lived assets of ¥13.5 billion in the third quarter, both  due to changes in the business environment, resulted in an operating loss of ¥36.4 billion, a loss before income taxes and equity in earnings of affiliated company of ¥35.5 billion, and a net loss of ¥35.5 billion. The percentage of net sales from overseas customers was 89.1%, compared to 89.4% in FY2012.

Business conditions by Business Segment

Semiconductor and Component Test System Segment

In the Semiconductor and Component Test System segment, as demand for DRAM and NAND flash memory devices continued to firm up, memory test systems benefited from customers’ continuing appetite for capacity expansion, which drove increased demand for new test systems. However, non-memory test systems continued to face adverse conditions due to prolonged production volume corrections and inventory adjustments by suppliers of logic semiconductors for PCs and high-end smartphones—the key demand drivers in this sector.

As a result of the above, orders received was ¥82.2 billion (an 11.4% decrease in comparison to FY2012) and net sales were ¥73.0 billion (a 27.8% decrease in comparison to FY2012). In addition to decreased net sales, inventory valuation losses of ¥3.7 billion and impairment losses for long-lived assets of ¥12.8 billion recorded in the third quarter were factors that caused an operating loss of ¥26.7 billion.

Mechatronics System Segment

In the Mechatronics System segment, strong customer interest in the new nanotechnology products, and successful cultivation of new customers for device interfaces, helped to grow net sales and orders despite an overall deterioration of conditions in the semiconductor test equipment market.

As a result of the above, orders received was ¥19.2 billion (a 47.3% increase in comparison to FY2012) and net sales were ¥15.0 billion (a 9.7% increase in comparison to FY2012). However, inventory valuation losses of ¥0.1 billion and impairment losses for long-lived assets of ¥0.7 billion recorded in the third quarter resulted in an operating loss of ¥5.1 billion.

Services, Support and Others Segment

In the Services, Support and Others segment, ongoing efforts to improve the profitability of the segment led to successes such as an increased number of annual maintenance contracts. Some of the new businesses also contributed to net sales.

As a result of the above, orders received was ¥26.3 billion (a 27.0% increase in comparison to FY2012), net sales were ¥24.2 billion (a 20.3% increase in comparison to FY2012), and operating income was ¥3.0 billion (a 288.7% increase in comparison to FY2012).

Sales Breakdown by Business Segment (consolidated)

Fiscal Year	FY2012 (the 71th)		FY2013 (the 72nd)		Change from the previous period
Segment	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage (%)	Amount (in million yen)	Percentage increase (decrease) (%)
Semiconductor and Component Test System	101,119	76.1	73,017	65.3	(28,102)	(27.8)
Mechatronics System	13,653	10.3	14,984	13.4	1,331	9.7
Services, Support and Others	20,077	15.1	24,151	21.6	4,074	20.3
Intercompany transaction elimination	(1,946)	(1.5)	(274)	(0.3)	1,672	-
Total	132,903	100.0	111,878	100.0	(21,025)	(15.8)
Overseas	118,858	89.4	99,657	89.1	(19,201)	(16.2)

(ii)	Capital Expenditures

The Advantest Group invested a total of ¥5.6 billion in capital expenditures in FY2013.  Most of the investments were used to develop new products and production facilities.

(iii)	Financing

On March 14, 2014, the Company issued Zero Coupon Convertible Bonds (bonds with stock acquisition rights) in the aggregate principal amount of ¥30.0 billion (aggregate face amount).

(2)	Conditions of Assets, Profit and Loss

Conditions of Assets, Profit and Loss of the Advantest Group (consolidated)

	FY2010 (the 69th)	FY2011 (the 70th)	FY2012 (the 71st)	FY2013 (the 72nd)
Net sales (in: million yen)	99,634	141,048	132,903	111,878
Net income (in: million yen)	3,163	(2,195)	(3,821)	(35,540)
Basic net income per share (in: yen)	18.03	(12.67)	(22.03)	(204.10)
Net assets (in: million yen)	138,132	131,552	141,241	116,252
Total assets (in: million yen)	180,312	219,226	225,515	229,856

(Notes)	1.	The Company prepared its consolidated financial statements in accordance with generally accepted accounting principles (GAAP) in the United States.

2.
The calculation of “Basic net income per share” was based on the average number of shares issued during the relevant fiscal year reduced by the average number of treasury shares held during the fiscal year.

[Charts illustrating the information presented in the above table.]

(3)	Significant Subsidiaries

Name of Subsidiary	Common Stock	Percentage of Voting Rights (Note)	Principal Activities
Advantest Laboratories Ltd.	¥50 million	100%	Research and development of measuring and testing technologies
Advantest Finance Inc.	¥1,000 million	100%	Leasing of the Company’s products and sales of used products
Advantest America, Inc.	4,059 thousand USD	100%	Development and sales of the Company’s products
Advantest Europe GmbH	10,793 thousand Euros	100%	Development and sales of the Company’s products
Advantest Taiwan Inc.	760,000 thousand New Taiwan Dollars	100%	Sales of the Company’s products
Advantest (Singapore) Pte. Ltd.	15,300 thousand Singapore Dollars	100%	Sales of the Company’s products
Advantest Korea Co., Ltd.	9,516 million Won	100%	Support for sales of the Company’s products
Advantest (China) Co., Ltd.	8,000 thousand USD	100%	Support for sales of the Company’s products

Japan Engineering Co., Ltd., a former wholly-owned subsidiary of the Company, was merged into the Company as of April 1, 2014.

(Note)  Percentage of voting rights includes indirectly held shares.

(4)	Issues to be Addressed

While maintaining the core competence in measurement technologies cultivated through decades of research and development, Advantest will strive to enhance its corporate value through two structural reforms that take into account its levels of profitability and losses over the last few years.

The first reform aims to reduce risks associated with market decline by improving its cost structure. Specifically, Advantest expects to improve its ability to generate profit even during market downturns by optimizing payroll costs by streamlining the workforce, globally integrating basic information systems, consolidating offices to improve work efficiency and improving the cost ratio to lower the break-even point.

The second reform aims to develop a business structure that can achieve consistent growth by aggressively expanding the business in other growing markets. While maintaining and improving its competitiveness in the semiconductor test equipment market to secure stable profits, Advantest aims to strengthen its profit base by enhancing its presence in the semiconductor test peripherals market, such as device interfaces and services, and developing new businesses such as nanotechnology products.

In order to accelerate these structural reforms, Advantest expects to further the swift reallocation of human resources dedicated to the above-mentioned other growing markets while taking into consideration its financial condition and efficiency.

(5)	Primary Areas of Business

The Advantest Group manufactures and markets semiconductor and component test systems and products related to mechatronics systems (test handlers, device interface, etc.).  In addition to manufacturing, the Advantest Group also carries out research and development activities and provides maintenance services and related services in the business category of “Services, Support and Others.”

(6)	Significant Sales Offices and Factories

(i)                Japan

Category	Name of Office	Location
Head Office, Sales Offices and Service Offices	Head Office	Chiyoda-ku, Tokyo
	Western Tokyo Office	Hachioji-shi, Tokyo
	Western Japan Office	Suita-shi, Osaka
R&D Centers, Laboratories	Gunma R&D Center	Meiwa-machi, Ora-gun, Gunma
	Saitama R&D Center	Kazo-shi, Saitama
	Kitakyushu R&D Center	Kitakyushu-shi, Fukuoka
	Advantest Laboratories	Sendai-shi, Miyagi
Factories	Gunma Factory	Ora-machi, Ora-gun, Gunma
	Gunma Factory 2	Ora-machi, Ora-gun, Gunma
	Sendai Factory	Sendai-shi, Miyagi

(ii) Overseas

Category	Name of Office	Location
Sales Offices, R&D Centers, Laboratories and Service Offices	Advantest America, Inc.	U.S.A.
	Advantest Europe GmbH	Germany
	Advantest Taiwan Inc.	Taiwan
	Advantest (Singapore) Pte. Ltd.	Singapore
	Advantest Korea Co., Ltd.	Korea
	Advantest (China) Co., Ltd.	China

(7)	Employees

Employees of the Advantest Group (as of March 31, 2014)

Number of Employees	Change from end of FY2012
4,625 (278)	Increase of 50 (decrease of 52)
(Note)
The numbers set forth above indicate the numbers of employees excluding part-time and non-regular employees.  The numbers in brackets indicate the annual average number of such part-time and non-regular employees.

(8)	Major Lenders
Not applicable.

(9)	Other significant matters with respect to the current status of the Advantest Group

As publicly disclosed by Advantest in May of 2014, it has recently been learnt that a former executive officer of the Advantest Group’s subsidiary in South Korea, Advantest Korea Co., Ltd., unlawfully accepted personal payments.  Advantest has launched an internal investigation committee, whose members include outside counsel, to fully investigate the incident and recommend measures to prevent any such malfeasance from recurring.  The committee has already begun its investigation.

The Advantest Group has an existing internal controls system which operates to strengthen its governance structure.  Advantest is dismayed and deeply concerned that a former executive was able to take advantage of his position for unlawful personal gain.  To prevent any such incident from occurring in the future, Advantest will make every effort to reinforce its internal audit functions and reevaluate its internal controls system, including legal compliance education.

2.	Company Information

(1)	Equity Stock (as of March 31, 2014)

(i)	Total number of issuable shares	440,000,000 shares

(ii)	Total number of issued shares	199,566,770 shares

(Note) Total number of issued shares includes treasury stock (25,368,828 shares).

(iii)	Number of shareholders	45,508

(iv)	Major Shareholders (Top 10 shareholders)

Name of Shareholder	Number of Shares (in: thousand shares)	Percentage of Ownership (%)
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.)	20,143	11.56
The Master Trust Bank of Japan, Ltd. (trust account)	19,216	11.03
Japan Trustee Services Bank, Ltd. (trust account)	12,682	7.28
BNP Paribas Securities (Japan) Limited	6,700	3.85
Trust & Custody Services Bank, Ltd. (investment trust account)	4,289	2.46
Japan Trustee Services Bank, Ltd. (trust account 4)	3,555	2.04
Societe General Securities (North Pacific) Limited	2,706	1.55
SBI SECURITIES Co., Ltd.	2,126	1.22
The Bank of New York 133524	2,000	1.15
HSBC Bank PLC a/c IB main account	1,719	0.99

(Notes)	1.	Percentage of Ownership is calculated excluding treasury stock (25,368,828 shares).

2.
Mizuho Trust & Banking Co., Ltd. (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.) holds the 20,143 thousand shares of common stock listed above as the trustee of a retirement benefit plan of Fujitsu Limited, and exercises its voting rights pursuant to instructions given by Fujitsu Limited.

3.
The Company has acknowledged that in respect of the substantial shareholding reports filed pursuant to the “Disclosure of Substantial Shareholding” system, Nomura Securities Co., Ltd. and its four affiliates jointly held 16,470 thousand shares of the Company as of March 14, 2014 according to the substantial shareholding reports filed on March 24, 2014.  Morgan Stanley MUFG Securities Co., Ltd. and its four affiliates jointly held 10,270 thousand shares of the Company as of February 28, 2014 according to the substantial shareholding reports filed on March 6, 2014.  The Bank of Tokyo-Mitsubishi UFJ, Ltd. and its four affiliates jointly held 16,706 thousand shares of the Company as of February 24, 2014 according to the substantial shareholding reports filed on March 3, 2014.  The Sumitomo Mitsui Trust Bank, Limited and its two affiliates jointly held 15,047 thousand shares of the Company as of January 31, 2014 according to the substantial shareholding reports filed on February 6, 2014.  However, the Company has not included the number of shares for which beneficial owners cannot be identified in the table above.

(Reference) [INSERT PIE CHART HERE]

Financial Institutions and Securities Companies	107 holders, 90,663 thousand shares (45.4%)

Non-Japanese Holders	409 holders, 42,909 thousand shares (21.5%)

Individuals and Others	44,626 holders, 36,356 thousand shares (18.2%)

Other Entities and Treasury Shares	366 holders, 29,638 thousand shares (14.9%)

(2)  Stock Acquisition Rights

(i)	Stock acquisition rights held by directors and audit & supervisory board members (as of March 31, 2014)

	Resolution at the meeting of the Board of Directors held on June 24, 2010	Resolution at the meeting of the Board of Directors held on June 24, 2011	Resolution at the meeting of the Board of Directors held on June 26, 2012	Resolution at the meeting of the Board of Directors held on June 26, 2013
Date of issuance	July 12, 2010	July 12, 2011	July 12, 2012	July 12, 2013
Issuance Price	¥53,500 per unit	¥49,600 per unit	¥34,700 per unit	¥46,000 per unit
Holding status of stock acquisition rights by directors and audit & supervisory board members	1,520 units (9 persons)	3,160 units (11 persons)	3,080 units (12 persons)	3,450 units (13 persons)
Directors (Excluding outside directors)	1,220 units (6 persons)	2,560 units (6 persons)	2,780 units (6 persons)	3,100 units (6 persons)
Outside directors	50 units (1 persons)	50 units (1 persons)	100 units (2 persons)	150 units (3 persons)
Audit & Supervisory Board Members	250 units (2 persons)	550 units (4 persons)	200 units (4 persons)	200 units (4 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	152,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	316,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	308,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)	345,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥2,089 per share	¥1,529 per share	¥1,207 per share	¥1,669 per share
Exercise period	April 1, 2011 to March 31, 2015	April 1, 2012 to March 31, 2016	April 1, 2013 to March 31, 2017	April 1, 2014 to March 31, 2018
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
(a)       the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)       the rights holder becomes a person who does not hold any position as a director, audit & supervisory board member, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)       the rights holder dies.

Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require approval by the Board of Directors. Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(ii)	Stock acquisition rights granted to employees of the Company during fiscal year 2013

Resolution at the meeting of the Board of Directors held on June 26, 2013
Date of issuance	July 12, 2013
Issuance price	¥46,000 per unit
Conditions of granting	24,180 units (371 persons)
Employees of the Company	13,440 units (141 persons)
Directors of the Company’s subsidiaries	500 units (9 persons)
Employees of the Company’s subsidiaries	10,240 units (221 persons)
Class and aggregate number of shares to be issued or delivered upon exercise	2,418,000 shares of common stock (each stock acquisition right is exercisable for 100 shares)
Exercise price to be paid upon exercise	¥1,669 per share
Exercise period	April 1, 2014 to March 31, 2018
Terms of exercise	The stock acquisition rights may not be inherited.
Reasons for the Company’s acquisition of the stock acquisition rights
The Company shall automatically acquire the stock acquisition rights, for no consideration, if:
(a)   the general meeting of shareholders resolves to approve (if approval by the shareholders’ meeting is not legally required, then the Board of Directors may approve) (i) any merger agreement pursuant to which the Company shall dissolve, (ii) any agreement or a plan pursuant to which the Company shall split all or part of its business or (iii) any stock-for-stock exchange agreement or stock-transfer plan pursuant to which the Company shall become a wholly-owned subsidiary of another company;
(b)   the rights holder becomes a person who does not hold any position as a director, audit & supervisory board member, executive officer, employee, advisor or non-regular employee of the Company or its subsidiaries before the expiration of the exercise period, unless the Company otherwise deems it appropriate to allow him/her to exercise his/her stock acquisition rights and notifies him/her to that effect;
(c)   the rights holder dies.

Restriction on the transfer of the stock acquisition rights
Acquisition of the stock acquisition rights by transfer shall require approval by the Board of Directors.  Provided, however, if it is the Company acquiring the stock acquisition rights by transfer, such transfer shall be deemed to be approved by the Board of Directors.

(3)	Directors and Audit & Supervisory Board Members
(i)	Directors and Audit & Supervisory Board Members (as of March 31, 2014)

Title	Name	Assignment in the Company and significant concurrent positions
Chairman of the Board and Representative Director	Toshio Maruyama
Representative Director	Haruo Matsuno*
Director	Yasushige Hagio	Attorney-at-Law, Senior Partner, Seiwa Patent & Law
Director	Osamu Karatsu
Director	Seiichi Yoshikawa	Principal Fellow, Center for Research and Development Strategy, Japan Science and Technology Agency
Director	Shinichiro Kuroe*
Director	Sae Bum Myung*
Director	Hiroshi Nakamura*
Director	Yoshiaki Yoshida*
Standing Audit & Supervisory Board Member	Yuichi Kurita
Standing Audit & Supervisory Board Member	Akira Hatakeyama
Audit & Supervisory Board Member	Megumi Yamamuro
Attorney-at-Law, URYU & ITOGA
Outside Audit & Supervisory Board Member of Fujitsu Limited
Outside Audit & Supervisory Board Member of NIFTY Corporation
Outside Audit & Supervisory Board Member of Yachiyo Industry Co., Ltd.

Audit & Supervisory Board Member	Masamichi Ogura	Standing Audit & Supervisory Board Member of Fujitsu Limited Outside Audit & Supervisory Board Member of FUJITSU GENERAL LIMITED
(Notes)	1.	Messrs. Yasushige Hagio, Osamu Karatsu and Seiichi Yoshikawa are outside directors.

2.	Messrs. Megumi Yamamuro and Masamichi Ogura are outside audit & supervisory board members.

3.	Mr. Masamichi Ogura, audit & supervisory board member, has substantial experience at the Fujitsu Limited and considerable knowledge of financial and accounting matters.

4.
The Company has registered Director, Yasushige Hagio, Osamu Karatsu, Seiichi Yoshikawa, audit & supervisory board member Megumi Yamamuro and Masamichi Ogura as independent directors/audit & supervisory board members with the Tokyo Stock Exchange.

5.	There has been no significant change in assignment in the Company and in significant concurrent positions held by directors and audit & supervisory board members after March 31, 2014.

6.	The Company has in place an Executive Officers System and * indicates a director who also serves as an Executive Officer.

7.	The positions of Executive Officers are currently held as follows:

Title	Name	Assignment in the Company and significant concurrent positions
President and CEO	Haruo Matsuno
Corporate Vice President	Shinichiro Kuroe	Products and Technology
Managing Executive Officer	Sae Bum Myung	Sales and Marketing Executive Vice President, Sales Group
Managing Executive Officer	Hiroshi Nakamura	Corporate Administration Executive Vice President, Corporate Administration Group
Managing Executive Officer	Yoshiaki Yoshida	Corporate Planning and Corporate Communications Executive Vice President, Corporate Relations Group
Managing Executive Officer	Hideaki Imada	New Business Relations Senior Vice President (Officer), New Concept Product Initiative

Title	Name	Assignment in the Company and significant concurrent positions
Managing Executive Officer	Hans-Juergen Wagner	SoC Test Business Groups Managing Director (R&D,CTO), Advantest Europe GmbH
Executive Officer	Takashi Sugiura	Executive Vice President, Quality Assurance Group
Executive Officer	Takashi Sekino	Senior Vice President (Officer) (Advanced Technology), Technology Development Group
Executive Officer	Soichi Tsukakoshi	Executive Vice President, Production Group
Executive Officer	Josef Schraetzenstaller	Managing Director (CEO), Advantest Europe GmbH
Executive Officer	R. Keith Lee	Director, President and CEO, Advantest America Inc.
Executive Officer	Makoto Nakahara	Senior Vice President (Officer), Sales Group
Executive Officer	Toshiyuki Okayasu	Executive Vice President, SoC Test Business Group Executive Vice President, Technology Development Group
Executive Officer	CH Wu	Director, President and CEO, Advantest Taiwan Inc.
Executive Officer	Kazuhiro Yamashita	Executive Vice President, System Solution Group
Executive Officer	Kenji Sato	Senior Vice President (Officer), Sales Group
Executive Officer	Takayuki Nakamura	Division Manager, Nanotechnology Business Division
Executive Officer	Wilhelm Radermacher	Vice President and General Manager V93000 SoC, Advantest Europe GmbH
Executive Officer	Masuhiro Yamada	Executive Vice President , Memory Test Business Group
Executive Officer	Satoru Nagumo	Executive Vice President, ASD Test Business Group

(ii)	The amount of compensation for directors and audit & supervisory board members

Category	Number	Amount of compensation
Directors	10	¥478 million
Audit & Supervisory Board Members	4	¥64 million
Total	14	¥542 million
(Notes)	1.
The amounts of compensation set forth above include compensation paid in relation to stock option rights and fixed compensation paid to one director who retired from his position and two directors appointed as of the closing of the 71st ordinary general meeting of shareholders, which was held on June 26, 2013.

2.	The amount of compensation set forth above includes the aggregate amount of compensation for four outside directors and two outside audit & supervisory board members in the amount of ¥48 million.

(iii)	Matters pertaining to outside directors and outside audit & supervisory board members

(a)	Significant concurrent positions held and relationship to the Company

Name	Concurrent position(s)	Relationship to the Company
Yasushige Hagio (Outside Director)	Senior Partner, Seiwa Patent & Law	There is no special relationship between Seiwa Patent & Law and the Company.
Outside Audit & Supervisory Board Member, Fujitsu Limited
Fujitsu Limited holds the right to instruct the voting of shares in the Company held by Mizuho Trust & Banking Co., Ltd. (11.56%) (retirement benefit trust (Fujitsu account), re-trust trustees, Trust & Custody Services Bank, Ltd.). The Company sells products to and purchases parts from Fujitsu Limited.

Megumi Yamamuro (Outside Audit & Supervisory Board Member)	Outside Audit & Supervisory Board Member, NIFTY Corporation	There is no special relationship between NIFTY Corporation and the Company.
	Outside Audit & Supervisory Board Member, Yachiyo Industry Co., Ltd.	There is no special relationship between Yachiyo Industry Co., Ltd. and the Company.
Masamichi Ogura (Outside Audit & Supervisory Board Member)	Outside Audit & Supervisory Board Member, FUJITSU GENERAL LIMITED	There is no special relationship between FUJITSU GENERAL LIMITED and the Company.

(b)	Principal activities

Name	Attendance	Participation at meetings
Yasushige Hagio (Outside Director)	Meetings of Board of Directors: 13 out of 13 times	Mr. Hagio expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors.
Osamu Karatsu (Outside Director)	Meetings of Board of Directors: 13 out of 13 times	Mr. Karatsu expresses his opinions based mainly on his knowledge of the industry at meetings of the Board of Directors.
Seiichi Yoshikawa (Outside Director)	Meetings of Board of Directors: 10 out of 10 times	Mr. Yoshikawa expresses his opinions based mainly on his knowledge of the research and development strategy at meetings of the Board of Directors.
Megumi Yamamuro (Outside Audit & Supervisory Board Member)	Meetings of Board of Directors: 12 out of 13 times Meetings of Audit & Supervisory Board: 13 out of 14 times	Mr. Yamamuro expresses his opinions based mainly on his expertise as an attorney-at-law at meetings of the Board of Directors and Audit & Supervisory Board.
Masamichi Ogura (Outside Audit & Supervisory Board Member)	Meetings of Board of Directors: 13 out of 13 times Meetings of Audit & Supervisory Board: 14 out of 14 times	Mr. Ogura expresses his opinions based mainly on his experience in company management and his knowledge of the industry at meetings of the Board of Directors and Audit & Supervisory Board.
(Notes)	Above descriptions relating to Mr. Seiichi Yoshikawa state his activities after he was appointed as a Director on June 26, 2013.

(c)	Overview of liability limitation agreements

The Company entered into an agreement limiting liability as defined in Article 423, Paragraph 1 of the Companies Act, with each outside director and outside audit & supervisory board member.  The upper limit of liability based on each agreement is the minimum liability as provided in the relevant laws and regulations.

(4)	Accounting Auditor

(i)	Name of accounting auditor

Ernst & Young ShinNihon LLC

(ii)	Remuneration

Amount
Remuneration to the accounting auditor for this fiscal year	¥243 million
Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the accounting auditor	¥244 million
(Notes)	1.
Under the agreement between the Company and the accounting auditor, as the Company has not drawn any distinction between the remuneration for the audit services pursuant to the Companies Act and the Financial Instruments and Exchange Act of Japan and the remuneration for the audit services pursuant to the U.S. Securities and Exchange Act, the amount set forth above represents the aggregate amount of these audit services.

2.	The Company’s significant overseas subsidiaries have been audited by the Ernst & Young Group.

(iii)	Policies on dismissal or non-reappointment of the accounting auditor

In case the accounting auditor falls under any of the items of Article 340, Paragraph 1 of the Companies Act, the Audit & Supervisory Board shall dismiss the accounting auditor upon the unanimous consent of the audit & supervisory board members.  In such case, an audit & supervisory board member who is appointed by the Audit & Supervisory Board shall report the dismissal and its reasons at the first general meeting of shareholders convened after such dismissal.

In addition, other than the above, if it is deemed to be difficult for the accounting auditor to conduct appropriate audits due to the occurrence of events that impair its qualification or independence, the Board of Directors shall, upon consent of the Audit & Supervisory Board  or based on a request by the Audit & Supervisory Board , propose the dismissal or non-reappointment of the accounting auditor as an agenda item at a general meeting of shareholders.

(5)	System to ensure the appropriateness of business

The Board of Directors resolved a system that ensures the appropriateness of its business as follows:

Basic Policy for the System to Ensure the Appropriateness of Business

Holding “Technology Support on the Leading Edge” as our corporate mission, the Advantest Group established the “The ADVANTEST Way & The Code of Conduct” (“Advantest Code of Conduct”), increased the transparency of its management, and worked to promote the enhancement of corporate value.  To further promote these efforts, the Company will prepare a framework as described in each paragraph below, implement the establishment, development and management of the internal control system, and ensure the sound operations of the Company.

1.	Framework to the effective performance of duties by directors

(i)
The Company promotes management efficiency by separating the management decision making function and supervisory function from the function of the execution of operations.  The Board of Directors shall make management decisions and supervise management.  As for execution of operations, executive officers (including the Representative Director) and employees shall execute operations based on the Board of Directors’ clarification of the function and authority of the body executing operations.

(ii)
The Board of Directors, as the management decision making body, shall make decisions on significant matters with respect to the management policies and management strategies for the Advantest Group, and in its capacity to supervise management, the Board of Directors, including outside directors shall monitor and supervise the status of exercise of duties by executive officers while delegating necessary authorities to ensure the prompt and efficient performance of duties.

(iii)
The Board of Directors shall approve the Advantest Group’s management plans, receive reports on business results based on monthly closing account, financial situation, status of the performance of duties by each department, and review the appropriateness of such plans.

(iv)	The Internal Control Committee shall report the development and management of the internal control system, as deemed necessary, to the Board of Directors.

2.	Framework to ensure the compliance with applicable laws and ordinances as well as the articles of incorporation by directors, executive officers, and employees in performing their duties

(i)
To ensure compliance with laws and ordinances as well as the articles of incorporation, and to ensure that actions are taken faithfully and ethically, the Company shall establish the Advantest Code of Conduct for all directors, executive officers and employees of the Advantest Group, and notify such directors, executive officers and employees of these codes.  Furthermore, the Company shall establish the “Code of Ethics for Executives” for directors and executive officers.

(ii)
As a framework to realize full compliance with laws and ordinances, the Company shall establish the Corporate Ethics Committee that monitors the implementation of the Advantest Code of Conduct.  In addition, to handle reports and consultation regarding questionable matters in light of the Advantest Code of Conduct, the Company shall establish the “Corporate Ethics Helpline”, a system in which a person who reports shall not be treated disadvantageously.

(iii)	The Company shall establish subcommittees such as the Disclosure Committee and the Internal Control Committee in order to fulfill its corporate social responsibilities.

3.	Rules relating to the management of risk of loss and other frameworks

(i)
With respect to potential risks behind management environment, business activities and corporate assets, the Company shall identify and classify risk factors for each important business process, analyze the magnitude of risks, possibility of actual occurrence and frequency of such occurrence, etc., and create written policies and procedures regarding the appropriate response to and avoidance/ reduction of the risks, as part of the internal control activities.

(ii)
With respect to emergency situations such as disasters, the Company shall establish the Risk Management Group, create written emergency action guidelines and prepare by implementing education and training programs on a regular base.

(iii)	The Internal Control Committee shall thoroughly manage risks and report material risks to the Board of Directors.

(iv)
The Company is making efforts to prevent occupational injuries, create a comfortable working environment, and promote the good health of its employees through the establishment of the Safety and Health Committee.

4.	Framework regarding the retention and management of information with respect to the performance of duties by directors

(i)
The Company shall properly retain and manage the following information regarding the exercise of duties by directors, pursuant to the internal rules that stipulate details such as the period of retention, person in charge of retention and method of retention.

o	Minutes of general meetings of shareholders and reference materials
o	Minutes of meetings of the Board of Directors and reference materials
o	Other important documents regarding the exercise of duties by directors

(ii)	The Company shall establish the Information Security Committee that is responsible for protecting personal information and preventing confidential information from leaking.

5.	Framework to ensure the appropriateness of operations of the Company, and the group as a whole, including its subsidiaries

(i)
The Advantest Group shall establish and operate the same quality of internal control system for the Company and its group companies in order to conduct the consolidated group management placing an emphasis on business evaluation based on consolidated accounting.

(ii)
The internal control system of the Advantest Group is supported by each department of the Company that is responsible for each group company, and is established and operated as a unified system based on the policies of the group created by the Internal Control Committee.  Significant matters concerning the status of each group company that is controlled by the Internal Control Committee shall be reported to the Board of Directors.

(iii)	Auditing Group of the Company supervises an internal audit to each group company.

6.	Matters relating to employees that assist the Audit & Supervisory Board in the event that a request to retain such employees is made by the Audit & Supervisory Board

(i)	In the event that the Audit & Supervisory Board requests the placement of employees to assist with its duties, employees shall be placed as necessary.

(ii)	In the event that the Audit & Supervisory Board decides that it is capable of conducting an audit effectively without employees’ assistance, such employees shall not be placed.

7.	Matters relating to the independence of employees from directors in the preceding article

(i)	In placing employees to assist the Audit & Supervisory Board, the prior consent of the Audit & Supervisory Board acknowledging the independence of the employees from directors shall be obtained.

8.	Framework for reporting by directors, executive officers and employees to audit & supervisory board members, and for other reports to the audit & supervisory board members

(i)
The Company shall adopt a system that allows audit & supervisory board members to attend important meetings such as the meeting of the Board of Managing Executive Officers and to keep abreast important matters regarding the execution of operations.

(ii)
In the event that a report or consultation is made to the Corporate Ethics Helpline with respect to corporate accounting, internal control or auditing, such report or consultation shall be directly reported to or consulted with audit & supervisory board members.

9.	Other frameworks to ensure the effective implementation of audit by audit & supervisory board members

(i)
The Company shall ensure that audit & supervisory board members share information held by the Auditing Group (an internal audit section of the Company) and that there are opportunities to exchange opinions with the Auditing Group as deemed necessary.

(6)	Policies on the distribution of surplus

Based on the premise that long-term and continued growth in corporate value is fundamental to the creation of shareholder value, the Company deems the consistent distribution of profits to be the most important management priority.  Accordingly, the Company engages in active distribution of profits based on business performance.

With respect to the distribution of the surplus, the Company makes payout decisions after taking into consideration business performance, financial conditions, as well as the need for strategic investment for mid-to-long-term business development.  While aiming to make consistent distributions, because of the fluctuation of the market in which it operates, the Company makes dividend payouts following a target payout ratio of 20% or more.

Retained earnings are devoted to research and development, streamlining efforts, overseas expansion, investments in new businesses and resources for M&A activities, with an aim to strengthen the Company’s business position and enhance its corporate value.

In order to maintain capital strategies responsive to changes in the operating environment, the Company plans to decide obtaining more treasury shares by taking into account factors such as trends in stock price, capital efficiency and cash flow.

Consolidated Balance Sheets

(As of March 31, 2014)

(unit: million yen)
	FY2013	FY2012 (reference)		FY2013	FY2012 (reference)
Assets			Liabilities
Current assets	124,819	112,789	Current liabilities	26,607	27,900
Cash and cash equivalents	68,997	45,668	Trade accounts payable	12,353	10,380
Trade receivable, net	20,404	26,953	Accrued expenses	6,775	7,910
Inventories	30,200	31,849	Accrued income taxes	1,089	1,436
Other current assets	5,218	8,319	Accrued warranty expenses	1,589	1,889
Investment securities	3,741	5,923	Customer prepayments	2,488	3,198
Property, plant and	39,925	41,368	Other current liabilities	2,313	3,087
equipment, net			Corporate bonds	25,000	25,000
Intangible assets, net	3,545	15,833	Convertible bonds	30,149	-
Goodwill	46,846	41,670	Accrued pension and severance	28,641	26,785
Other assets	10,980	7,932	costs
			Other liabilities	3,207	4,589
			Total liabilities	113,604	84,274
			Commitments and contingent
			liabilities
			Stockholders’ equity
			Common stock	32,363	32,363
			Capital surplus	43,906	42,801
			Retained earnings	130,740	170,626
			Accumulated other comprehensive income (loss)	5,326	(6,929)
			Treasury stock	(96,083)	(97,620)
			Total stockholders’ equity	116,252	141,241
Total assets	229,856	225,515	Total liabilities and stockholders’ equity	229,856	225,515

Consolidated Statements of Operations

(From April 1, 2013 to March 31, 2014)

		(unit: million yen)
	FY2013	FY2012 (reference)
Net sales	111,878	132,903
Cost of sales	62,545	63,983
Gross profit	49,333	68,920
Research and development expenses	32,670	33,062
Selling, general and administrative expenses	39,964	35,778
Impairment charge	13,068	-
Operating income (loss)	(36,369)	80
Other income (expense):
Interest and dividend income	199	213
Interest expense	(140)	(132)
Gain on sale of investment securities	1,396	388
Other, net	(587)	(1,842)
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(35,501)	(1,293)
Income taxes (benefit)	61	2,493
Equity in earnings (loss) of affiliated company	22	(35)
Net income (loss)	(35,540)	(3,821)

Consolidated Statements of Comprehensive Income (Loss)

(From April 1, 2013 to March 31, 2014)

		(unit: million yen)
	FY2013	FY2012 (reference)
Comprehensive income (loss)
Net income (loss)	(35,540)	(3,821)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	12,555	17,250
Net unrealized gains (losses) on investment securities	(642)	174
Pension related adjustment	342	(1,779)
Total other comprehensive income (loss)	12,255	15,645
Total Comprehensive income (loss)	(23,285)	11,824

Consolidated Statements of Stockholders’ Equity

(From April 1, 2013 to March 31, 2014)

(unit: million yen)
	FY2013	FY2012 (reference)
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Balance at beginning of year	42,801	42,280
Changes in the year
Stock option compensation expense	1,283	861
Exercise of stock option	(178)	(340)
Total changes in the year	1,105	521
Balance at end of year	43,906	42,801
Retained earnings
Balance at beginning of year	170,626	179,081
Changes in the year
Net income (loss)	(35,540)	(3,821)
Cash dividends	(3,480)	(3,468)
Sale of treasury stock	(866)	(1,166)
Total changes in the year	(39,886)	(8,455)
Balance at end of year	130,740	170,626
Accumulated other comprehensive income (loss)
Balance at beginning of year	(6,929)	(22,574)
Changes in the year
Other comprehensive income (loss), net of tax	12,255	15,645
Total changes in the year	12,255	15,645
Balance at end of year	5,326	(6,929)
Treasury stock
Balance at beginning of year	(97,620)	(99,598)
Changes in the year
Purchases of treasury stock	(2)	(1)
Sale of treasury stock	1,539	1,979
Total changes in the year	1,537	1,978
Balance at end of year	(96,083)	(97,620)
Total stockholders’ equity
Balance at beginning of year	141,241	131,552
Changes in the year
Net income (loss)	(35,540)	(3,821)
Other comprehensive income (loss), net of tax	12,255	15,645
Cash dividends	(3,480)	(3,468)
Stock option compensation expense	1,283	861
Exercise of stock option	(178)	(340)
Purchases of treasury stock	(2)	(1)
Sale of treasury stock	673	813
Total changes in the year	(24,989)	9,689
Balance at end of year	116,252	141,241

Notes to Consolidated Financial Statements

1.	Notes to significant matters based on which the consolidated financial statements were prepared

(1)
Basis of presentation
The consolidated financial statements including the consolidated balance sheets and the consolidated statements of operations have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), pursuant to paragraph 1 of Article 120-2 of the Company Accounting Regulation (kaisha keisan kisoku). Pursuant to the provisions of the article, however, certain disclosures required on the basis of U.S. GAAP are omitted.

(2)	Scope of consolidation Consolidated subsidiaries
(a)	Number of consolidated subsidiaries	33
(b)	Names of major consolidated subsidiaries are omitted, as they are described in “1. Current Conditions of the Advantest Group, (3) Significant Subsidiaries” of the Business Report.
(c)	e-Shuttle, Inc. is no longer considered as an equity method investee for this consolidated fiscal year as it has completed its liquidation process.

(3)	Significant accounting policies

(i)	Cash equivalents
Cash equivalents consist of deposits and negotiable certificates of deposit due to mature within 3 months.

(ii)	Inventories
Inventories are stated at the lower of cost or market.  Cost is determined using the average cost method.

(iii)	Securities
Available-for-sale securities are recorded at fair value.  Unrealized gains and losses are accounted for as a separate component of stockholders’ equity.  Cost of other securities sold is determined using the moving average method.
Other securities are accounted for using the acquisition cost method.

(iv)	Depreciation of property, plant, and equipment
The Company uses the straight-line method based on the estimated useful life of the fixed asset to calculate depreciation.

(v)	Goodwill and other intangible assets
Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually. Intangible assets with definite useful lives are amortized over their respective estimated useful lives using the straight-line method.

(vi)	Impairment of long-lived assets
Long-lived assets and certain identifiable intangibles with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying amount exceeds the future recoverable amount, the Company recognizes the difference between the fair value and the carrying amount as an impairment loss.

(vii)	Allowances
Allowances for doubtful accounts

The Company recognizes allowance for doubtful accounts to ensure that trade accounts receivable are not overstated due to uncollectibility, in an amount which represents the Company’s best estimate of the amount of probable credits losses in the Company’s existing trade accounts receivable.

Accrued warranty expenses

To provide for future repairs during warranty periods, estimated repair expenses, etc. over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales.

Accrued pension and severance costs

The Company provides for employees’ retirement, severance and pension costs in accrued amounts based on the projected benefit obligations and the fair value of plan assets as of the end of this consolidated fiscal year.   Prior service benefit and cost, and actuarial gain and loss recognized in accumulated other comprehensive income (loss) are amortized using the straight-line method over the average remaining service period of active employees.

(viii) Translation of foreign financial statements

In financial statements of foreign subsidiaries utilizing local currencies as a functional currency, assets and liabilities are translated at rates of exchange prevailing at the end of the fiscal year, profits and expenses are translated at average rates of exchange in effect during the year, and foreign currency translation adjustments resulting from the above translation of items are included as other accumulated comprehensive income (loss).  In financial statements for foreign subsidiaries utilizing Japanese Yen as the functional currency, the items are remeasured into Japanese Yen, and any currency translation adjustments resulting from the above translation of items are included as “Other profits (expenses)” realized during the period in which the items were remeasured.

(ix)  Implementation of a Consolidated Tax System

The Company has implemented a consolidated tax system.

2.       Notes to accounting changes

In July 2012, the Financial Accounting Standards Board (“FASB”) amended the accounting guidance to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. The guidance permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, the guidance eliminates the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In February 2013, the FASB finalized the accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income. This new guidance requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The guidance was adopted by Advantest in the first quarter beginning April 1, 2013. The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

3.       Notes to Consolidated Balance Sheets

(1)	Allowance for doubtful accounts: ¥502 million
(2)	Accumulated depreciation on property, plant and equipment: ¥44,832 million

4.       Notes to Consolidated Statements of Stockholders’ Equity
(1)	Total number of issued shares as of March 31, 2014 Common stock 199,566,770 shares

(2)        Distribution of surplus

(i)     Amount of distribution

Resolution	Class of shares	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
Resolution at the meeting of the Board of Directors held on May 30, 2013	Common stock	¥1,738 million	¥10	March 31, 2013	June 4, 2013
Resolution at the meeting of the Board of Directors held on October 29, 2013	Common stock	¥1,742 million	¥10	September 30, 2013	December 2, 2013

(ii)     Distribution with a record date in fiscal year 2013 and an effective date in fiscal year 2014

Resolution	Class of shares	Source of distribution	Aggregate amount of distribution	Amount of distribution per share	Record date	Effective date
Resolution at the meeting of the Board of Directors held on May 28, 2014	Common stock	Retained earnings	¥871 million	¥5	March 31, 2014	June 3, 2014

(3)	Stock acquisition rights outstanding as of March 31, 2014
(Excluding stock acquisition rights for which the exercise period has not begun)
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 24, 2010
Common stock                                           288,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of June 24, 2011
Common stock                                           950,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of July 4, 2011
Common stock                                           598,339 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of July 27, 2011
Common stock                                           431,000 shares
Pursuant to the resolution adopted at the meeting of the Board of Directors of July 26, 2012
Common stock                                           2,175,000 shares

5.      Notes to Financial Products

(1)	Financial Products

The Advantest group limits its fund management to short-term instruments including deposits at financial institutions with high credit ratings.  Credit risk of trade notes receivable and accounts receivable pertaining to customers are minimized through credit administration standards.

Advantest’s investment securities mainly consist of stock.  Advantest keeps track of fair market value of its listed stock on a quarterly basis, and reviews its non-listed stock regularly to determine whether such stock needs to be impaired.  In addition, Advantest annually reviews its securities, including the stock it owns, to determine whether Advantest should continuously hold such securities.   Furthermore, Advantest will not make any speculative derivative transactions other than to conduct derivative exchange rate transactions in order to cope with actual demand risks, pursuant to its fund management guidelines with high credit rating financial institutions.

(2)	Market Value of Financial Products

The following table shows Advantest’s consolidated balance sheet amounts, market value and the difference between such balance sheet amount and market value as of March 31, 2014.  Market values of cash and cash equivalents, trade receivables-net and trade accounts payable are excluded as such are almost the same as the consolidated balance sheet amounts.

(unit: million yen)
		Consolidated balance sheet amount (*)	Market value (*)	Difference
(1)	Investment securities
	Available-for-sale securities	3,272	3,272	—
(2)	Exchange forward contracts, etc. Asset Liability	0 (0)	0 (0)	— —
(3)	Corporate Bonds	(25,000)	(24,975)	25
(4)	Convertible Bonds	(30,149)	(31,518)	(1,369)

(*)	“( )” means such amount is recorded as a liability.

(Notes)	1.	Matters with respect to calculation method of market value of financial products and transactions of securities and derivatives

(1)	With respect to investment securities, those with fair value are presented with estimation, those that are listed on the stock exchanges are at market value.

(2)
Amount of exchange forward contracts is based on the amount calculated by the executing financial institution, and is included in “Other current assets (liabilities)” in the consolidated balance sheet.

(3)	Amount of corporate bond and convertible bond is based on the published market value.

2.
Non-listed stock (¥470 million of consolidated balance sheet amount) is not included in “(1) Investment securities” above, as such stock has no market value and estimation of fair value is not practical.

6.	Notes to per share information
Net assets per share:	¥667.36
Basic net income per share:	(¥204.10)

7.	Notes to significant subsequent events

Not applicable.

8.	Other notes

Amounts less than one million yen are rounded.

For this fiscal year, Advantest took into account its changing business environment and reconsidered its future expected cash flows.  As a result, it has recognized impairment losses relating to property, plant and equipment and intangible fixed assets in its semiconductor and component test system business in the amount of ¥1,099 million and ¥11,671 million, respectively, and impairment losses in its mechatronics system business in the amount of ¥497 million and ¥228 million, respectively.  These impairment losses totaling ¥13,495 million are reflected as cost of sales and impairment charge in the consolidated statements of operations.

Balance Sheets (Non-Consolidated)

(As of March 31, 2014)

(Unit: million yen)
Items	FY2013	FY2012 (reference)	Items	FY2013	FY2012 (reference)
Assets			Liabilities
Current assets	49,090	51,295	Current liabilities	13,840	29,525
Cash and deposits	12,989	9,372	Trade accounts payable	6,183	6,506
Trade notes receivables	52	324	Short term debt	-	14,099
Electronically recorded monetary claims	1,234	2,024	Other accounts payable	405	348
Accounts receivable	11,349	12,923	Accrued expenses	4,576	5,822
Securities	3,300	3,300	Income tax payable	1	1
Merchandises and finished	2,841	2,840	Accrued warranty expenses	1,099	1,396
goods			Bonus accrual for directors	-	73
Work in progress	9,912	10,717	Other	1,576	1,280
Raw materials and supplies	5,806	7,143	Noncurrent liabilities	66,477	35,595
Refundable income taxes	23	50	Corporate bonds	25,000	25,000
Other	1,598	2,602	Convertible bonds	30,149	-
Allowance for doubtful accounts	(14)	(0)	Allowance for retirement benefits	10,381	9,141
Noncurrent assets	132,903	139,747	Deferred tax liabilities	321	787
Property, plant and equipment	22,899	26,706	Asset retirement obligations	61	80
Buildings	7,476	8,512	Other	565	587
Structures	292	359	Total liabilities	80,317	65,120
Machinery and equipment	1,632	2,137	Net assets
Vehicles and delivery	22	18	Stockholders’ equity	97,769	122,253
equipment			Common stock	32,363	32,363
Tools and furniture	1,213	1,556	Capital surplus	32,973	32,973
Land	12,257	14,099	Capital reserve	32,973	32,973
Construction in progress	7	25	Retained earnings	128,516	154,537
Intangible fixed assets	757	985	Legal reserve	3,083	3,083
Software	272	514	Other retained earnings	125,433	151,454
Other	485	471	[Reserve for losses in foreign	[27,062]	[27,062]
Investments and other assets	109,247	112,056	investments]
Investment securities	3,407	5,315	[General reserve]	[146,880]	[146,880]
Investment in affiliated	104,604	105,145	[Retained earnings (accumulated	[(48,509)]	[(22,488)]
companies			loss)]
Long-term loans receivable	47	268	Treasury stock	(96,083)	(97,620)
Other	1,257	1,437	Difference of appreciation and	916	1,412
Allowance for doubtful	(68)	(109)	conversion
accounts			Net unrealized gains on investment securities	916	1,412
			Stock acquisition rights	2,991	2,257
			Total net assets	101,676	125,922
Total assets	181,993	191,042	Total liabilities and net assets	181,993	191,042

Statements of Operations (Non-Consolidated)

(From April 1, 2013 to March 31, 2014)

(unit: million yen)
Items	FY2013	FY2012 (reference)
Net sales	49,261	63,720
Cost of sales	37,117	37,647
Gross profit	12,144	26,073
Selling, general and administrative expenses	42,448	46,147
Operating income (loss)	(30,304)	(20,074)
Non-operating income
Interest and dividends income	8,054	21,244
Gain on sale of investment securities	1,248	388
Received rent	1,135	865
Other	473	142
Non-operating expenses
Interest expenses	197	158
Other	991	2,190
Ordinary income (loss)	(20,582)	217
Extraordinary income
Gain on reversal of subscription rights to shares	370	435
Gain on extinguishment of tie-in shares	35	-
Extraordinary loss
Impairment loss	1,403	48
Income before income taxes (loss)	(21,580)	604
Income taxes – current	(131)	(156)
Income taxes – deferred	227	4
Net income (loss)	(21,676)	756

Statements of Changes in Net Assets

(From April 1, 2013 to March 31, 2014)

(unit: million yen)
	FY2013	FY2012 (reference)
Stockholders’ Equity
Common stock
Balance at beginning of year	32,363	32,363
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,363	32,363
Capital surplus
Capital reserve
Balance at beginning of year	32,973	32,973
Changes in the year
Total changes in the year	-	-
Balance at end of year	32,973	32,973
Retained earnings
Legal reserve
Balance at beginning of year	3,083	3,083
Changes in the year
Total changes in the year	-	-
Balance at end of year	3,083	3,083
Other retained earnings
Reserve for losses in foreign investments
Balance at beginning of year	27,062	27,062
Changes in the year
Total changes in the year	-	-
Balance at end of year	27,062	27,062
General reserve
Balance at beginning of year	146,880	146,880
Changes in the year
Total changes in the year	-	-
Balance at end of year	146,880	146,880
Retained earnings (accumulated loss)
Balance at beginning of year	(22,488)	(18,609)
Changes in the year
Dividends from retained earnings	(3,480)	(3,468)
Net income (loss)	(21,676)	756
Sale of treasury stock	(865)	(1,167)
Total changes in the year	(26,021)	(3,879)
Balance at end of year	(48,509)	(22,488)
Treasury stock
Balance at beginning of year	(97,620)	(99,598)
Changes in the year
Purchases of treasury stock	(2)	(1)
Sale of treasury stock	1,539	1,979
Total changes in the year	1,537	1,978
Balance at end of year	(96,083)	(97,620)
Total stockholders’ equity
Balance at beginning of year	122,253	124,154
Changes in the year
Dividends from retained earnings	(3,480)	(3,468)
Net income (loss)	(21,676)	756
Purchases of treasury stock	(2)	(1)
Sale of treasury stock	674	812
Total changes in the year	(24,484)	(1,901)
Balance at end of year	97,769	122,253

	FY2013	FY2012 (reference)
Difference of appreciation and conversion
Net unrealized gains on securities
Balance at beginning of year	1,412	1,087
Changes in the year
Changes of items other than stockholders’ equity, net	(496)	325
Total changes in the year	(496)	325
Balance at end of year	916	1,412
Stock acquisition rights
Balance at beginning of year	2,257	2,172
Changes in the year
Changes of items other than stockholders’ equity, net	734	85
Total changes in the year	734	85
Balance at end of year	2,991	2,257
Total net assets
Balance at beginning of year	125,922	127,413
Changes in the year
Dividends from retained earnings	(3,480)	(3,468)
Net income (loss)	(21,676)	756
Purchases of treasury stock	(2)	(1)
Sale of treasury stock	674	812
Changes of items other than stockholders’ equity, net	238	410
Total changes in the year	(24,246)	(1,491)
Balance at end of year	101,676	125,922

Notes to Non-Consolidated Financial Statements

1.	Notes to significant accounting policies
(1)	Valuation of securities
(i)	Investments in subsidiaries and equity method affiliates: Stated at cost using the moving average method
(ii)	Other securities
(a)	Securities with quoted value
Stated at fair value based on market prices at the end of the relevant period (evaluation difference is accounted for as a component of stockholders’ equity; cost of other securities sold is determined using the moving average method)
(b)	Securities not practicable to estimate fair value
Stated at cost using the moving average method

(2)	Valuation of inventories
Stated principally at cost using the gross average method (balance sheet value of assets are calculated using a method in which book values are written down in accordance with decreased profitability)

(3)	Depreciation and amortization of noncurrent assets
(i)	Depreciation of plant and equipment (excluding lease assets)
Based on the straight-line method

(ii)	Amortization of intangible fixed assets (excluding lease assets)
Based on the straight-line method
However, software for internal use is amortized using the straight-line method over its estimated useful life of 5 years.

(4)	Allowances
(i)	Allowance for doubtful accounts
To prepare for credit losses on accounts receivable and loans, etc., an allowance equal to the estimated amount of uncollectible receivables is provided for general receivables based on a historical write-off ratio and for bad receivables based on a case-by-case determination of collectibility.
(ii)	Accrued warranty expenses
To reasonably account for repair costs covered under product warranty in the respective periods in which they arise, the allowance for a given year is provided in an amount determined based on the ratio of repair costs in that year to net sales in the preceding year.
(iii)	Bonus accrual for directors
In preparation for the payment of bonuses to directors and audit & supervisory board members, of the total amount expected to be paid, an estimated amount for fiscal year 2013 is reported.
(iv)	Allowance for retirement benefits
To provide for employee retirement benefits, an allowance is provided in an amount determined based on the estimated retirement benefit obligations and pension assets at the end of the fiscal year.
In calculating retirement benefit obligations, a benefit calculation formula is used to accrue the estimated retirement benefit at the end of each fiscal year.
Prior service cost is amortized on a straight-line basis over the average remaining service period of employees.
Any actuarial gains and losses are amortized on a straight-line basis over the average remaining service period of employees, and the amount is recorded in the fiscal year subsequent to its occurrence.

(5)	Accounting for consumption taxes
Consumption taxes are accounted using the net-of-tax method.

2.	Notes to balance sheets

(1)	Accumulated depreciation on property, plant and equipment (including accumulated impairment losses):	¥57,445 million
(2)	Short-term receivables from affiliates:	¥5,395 million
	Short-term payables to affiliates:	¥3,288 million

3.	Notes to statements of operations
Transactions with affiliated companies
Sales:	¥17,380 million
Purchases:	¥15,006 million
Non-operating transactions:	¥9,240 million

4.	Notes to Statements of Changes in Net Assets Total number of treasury shares as of March 31, 2014
Common stock                                        25,368,828 shares

5.	Notes to tax effect accounting Breakdown by major causes of deferred tax assets and deferred tax liabilities

Deferred tax assets	(Unit: million yen)
Appraised value of inventories	2,536
Research and development expenses	2,381
Allowance for retirement benefits	3,675
Impairment loss	1,726
Loss carried forward	43,005
Tax credits primarily for research and development costs	2,006
Other	3,365
Subtotal of deferred tax assets	58,694
Valuation allowance	(58,694)
Total of deferred tax assets	-
Deferred tax liabilities
Valuation difference in other securities	(311)
Other	(10)
Total of deferred tax liabilities	(321)
Net deferred tax liabilities	(321)

As a result of the issuance of the Partial Amendment of the Income Tax Act, etc. (Law No. 10 of 2014) on March 31, 2014, special corporate tax for reconstruction is no longer imposed for fiscal years beginning after April 1, 2014.  Therefore, the effective statutory tax rate used to calculate deferred tax assets and deferred tax liabilities for temporary differences that are expected to be reconciled in the fiscal year beginning on April 1, 2014 will change from 37.8% to 35.4%.  The impact of this change in tax rate on the Company’s financial statements is immaterial.

6.	Notes to transactions with related parties

(1)	Parent company and major corporate shareholders
Not applicable.

(2)	Officers and major individual investors
Not applicable.

(3)	Subsidiaries

Company name	Address	Common stock	Principal Activities	Percentage of Voting Rights	Description of relationships		Details of transactions	Amount of transactions	Items	Balance at fiscal year end
					Officer of subsidiaries temporarily transferred from the Company	Business relationship
Advantest America, Inc.	California, U.S.A.	4,059 thousand USD	Development and sale of test systems, etc.	100.0%	Yes	Development and sale of the Company’s products	Sales	¥5,595 million	Accounts receivable	¥1,464 million
							Receipt of dividends	¥2,058 million	-	-
Advantest Taiwan Inc.	Hsin-Chu Hsien, Taiwan	760,000 thousand New Taiwan Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Sales	¥7,095 million	Accounts receivable	¥1,092 million
Advantest (Singapore) Pte. Ltd.	Singapore	15,300 thousand Singapore Dollars	Sale of test systems, etc.	100.0%	Yes	Sale of the Company’s products	Receipt of dividends	¥5,846 million	-	-

Terms and conditions of transactions and determination of policies thereof
With respect to sales, the price is determined by referring to the market price, among others.

7.	Notes to per share information
Net assets per share:	¥566.51
Net profit per share (loss):	(¥124.48)

8.	Notes to significant subsequent events
Not applicable.

9.	Other notes
Amounts less than one million yen are rounded.

Considering the change in business environment for this fiscal year, the Company re-evaluated its future expected cashflow, and as a result recognized ¥ 1,403 million in impairment loss relating to tangible fixed assets and intangible fixed assets, and recorded this amount as extraordinary loss in its statements of operations.

Copy of Report of Independent Auditors (Consolidated)

Report of Independent Auditors

May 19, 2014

The Board of Directors Advantest Corporation:

Ernst & Young ShinNihon LLC

Kiyomi Nakayama Certified Public Accountant Designated and Engagement Partner

Takuya Tanaka Certified Public Accountant Designated and Engagement Partner

Keiichi Wakimoto Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of operation, the consolidated statement of comprehensive income (loss), the consolidated statement of stockholders’ equity and the notes to the consolidated financial statements of Advantest Corporation (the “Company”) applicable to the fiscal year from April 1, 2013 through March 31, 2014.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the second sentence of Article 120-2, Paragraph 1 of the Ordinance on Accounting of Companies referred to above present fairly, in all material respects, the financial position and results of operations of the Company and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2014.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of the Company, prepared in Japanese, for the year ended March 31, 2014. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Copy of Report of Independent Auditors

Report of Independent Auditors

The Board of Directors Advantest Corporation:

May 19, 2014

Ernst & Young ShinNihon LLC

Kiyomi Nakayama Certified Public Accountant Designated and Engagement Partner

Takuya Tanaka Certified Public Accountant Designated and Engagement Partner

Keiichi Wakimoto Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of operation, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Advantest Corporation (the “Company”) applicable to the 72nd fiscal year from April 1, 2013 through March 31, 2014.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedule.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of the Company, applicable to the fiscal year ended March 31, 2014 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of the Company, prepared in Japanese, for the year ended March 31, 2014. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Copy of Audit & Supervisory Board’s Audit Report

Audit Report

This Audit Report was prepared by the Audit & Supervisory Board of Advantest Corporation (the “Company”) after deliberation, based on audit reports prepared by each audit & supervisory board member with respect to the methods and results of audit concerning the performance of each Director of his/her respective duties during the 72nd fiscal year (from April 1, 2013 to March 31, 2014). We hereby report as follows.

1.	Methods of Audit by Audit & Supervisory Board Members and the Audit & Supervisory Board, and its contents

In addition to establishing audit policies and audit plans for the fiscal year, and receiving reports from each audit & supervisory board member on the implementation status and results of the audit, the Audit & Supervisory Board received reports from Directors and Independent Auditors on the performance of their duties and requested further explanations as deemed necessary.

In compliance with the rules of audit of audit & supervisory board members established by the Audit & Supervisory Board, pursuant to the audit policies and audit plans, each audit & supervisory board member communicated with Directors, Executive Officers as well as other employees such as members of the Audit Office in order to collect information, and improve the auditing system, attended meetings of the Board of Directors and other important meetings, received reports from Directors, Executive Officers and employees on the performance of their duties, requested further explanations as deemed necessary, reviewed important approval-granting documents, and inspected the state of business operations and assets at the head office and other important branch offices.

In addition, to ensure that there is a system where the Directors duties contained in the Company’s business report are in accordance with applicable law and the Company’s articles of incorporation, and to ensure proper business operations for a corporation are met, we have received periodical reports from the Company’s Directors, Executive Officers, employees and others, regarding the content of the resolutions of the Board of Directors pursuant to Article 100, Paragraphs 1 and 3 of the Regulations for the Enforcement of the Companies Act and the system formed pursuant to such resolution (Internal Control System) and have requested explanations as necessary, and have expressed our opinion. With respect to subsidiaries, we communicated with and exchanged information with Directors and audit & supervisory board members of the subsidiaries and received business reports from subsidiaries as deemed necessary, and conducted site visits to the Company’s main consolidated subsidiaries overseas, and confirmed their state of business operations and assets.

Based on the above methods, we reviewed the business report for the fiscal year and the related supplementary schedules.

In addition, we monitored and reviewed whether the Independent Auditors maintained their independent positions and conducted the audit properly, received reports from the Independent Auditors on the performance of their duties, and requested further explanations as deemed necessary. Furthermore, we were informed by the Independent Auditor that they are establishing a “System to ensure the appropriate performance of duties” (Syokumu no Suikou ga Tekisei ni Okonawareru Koto o Kakuho Suru Tameno Taisei) (Matters as defined in each Item of Article 131 of the Company Accounting Regulations) pursuant to “Quality control standards of audit” (Kansa ni Kansuru Hinshitsu Kanri Kijyun) (the Business Accounting Counsel, October 28, 2005), and requested their explanations as deemed necessary.

Based on the above methods, we reviewed the financial statements (the balance sheets, statements of operations, statements of changes in net assets, notes to non-consolidated financial statements) as well as the related supplementary schedules and the consolidated financial statements for the 72nd fiscal year (the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive income (loss), consolidated statements of stockholders’ equity, and notes to consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report and other documents

(i)
The business report and the related supplementary schedules of the Company accurately present the financial conditions of the Company in conformity with applicable laws and regulations and the Articles of Incorporation of the Company.

	(ii)	No irregularity or violation of applicable laws or regulations or the Articles of Incorporation of the Company was found with respect to the activities of the Directors.

(iii)
The contents of the resolutions of the meeting of the Board of Directors with respect to the internal control system are appropriate. In addition, there are no matters to be pointed out regarding the entries in the business report and the performance of duties of Directors with respect to the internal control system. Furthermore, as stated in the business report, as a result of the unlawful activity conducted by a former executive officer of the Company’s subsidiary, fact-finding and investigation by the internal investigation committee is taking place. The Audit & Supervisory Board will continue to closely observe the efforts by the Directors to improve the Company’s internal controls system.

May 21, 2014

Audit & Supervisory Board of Advantest Corporation

Yuichi Kurita Standing Audit & Supervisory Board Member

Akira Hatakeyama Standing Audit & Supervisory Board Member

Megumi Yamamuro Outside Audit & Supervisory Board Member

Masamichi Ogura Outside Audit & Supervisory Board Member

Memorandum to Shareholders

Fiscal Year:	Starting from April 1 of each year and ending on March 31 of the following year
Ordinary general meeting of shareholders:	June of each year
Date of decision on shareholders of record qualified to	attend ordinary general meeting of shareholders: March 31 of each year receive dividends: March 31 of each year
receive interim dividends: September 30 of each year
Number of shares comprising one unit:	100 shares
Share registration agent:	Mitsubishi UFJ Trust and Banking Corporation
Contact information of the aforementioned agent	Corporate Agency Division, Mitsubishi UFJ Trust and Banking Corporation 7-10-11, Higashi-suna, Koto-ku, Tokyo 137-8081 Toll free number: 0120-232-711
Method for public notice:
Public notices will be posted on the Company’s website (http://www.advantest.com/jp/investors/).
However, in case of accidents or other inevitable circumstances that prevent the Company from posting public notices on such Company’s website, public notices will be published in the Nihon Keizai Shimbun.

(Notice)

1.
Please inform the securities firm at which you hold an account of changes of address, demands for sales and purchases of fractional shares or other various services.   Share registration agent (Mitsubishi UFJ Trust and Banking Corporation) is not able to provide such services.

2.	For various services in connection with those shares that are recorded in the special account, please contact the firm responsible for administering such special account described below.

3.	Unpaid dividends shall be paid at the head office or any branch office of Mitsubishi UFJ Trust and Banking Corporation.

The firm responsible for administering special account:	Tokyo Securities Transfer Agent Co., Ltd.
Contact information of the aforementioned firm	Business Center, Tokyo Securities Transfer Agent Co., Ltd. 2-8-4, Izumi, Suginami-ku, Tokyo 168-8522 Toll free number: 0120-49-7009